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                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington D.C.  20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                      NORTHERN STATES POWER COMPANY
                         a Minnesota corporation
                            (Name of Issuer)

                 Common Stock, $2.50 Par Value Per Share
                     (Title of Class of Securities)

                               665772 10 9
                             (CUSIP Number)

                              J. G. Remmel
         Vice President, Treasurer and Chief Financial Officer,
                      Wisconsin Energy Corporation,
                231 West Michigan Street, P.O. Box 2949,
                       Milwaukee, Wisconsin  53201
                             (414) 221-2765
       (Name, Address and Telephone Number of Person Authorized to
                   Receive Notices and Communications)

                             April 28, 1995
         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X].

                              SCHEDULE 13D

CUSIP No.   665772 10 9

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
           Wisconsin Energy Corporation
           39-1391525

2.    Check the Appropriate Box if a Member of a Group
      (a)  [ ]              (b)  [ ]

3.    SEC Use Only

4.    Source of Funds
           WC/OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.    Citizenship or Place of Organization
           Wisconsin

      Number of Shares Beneficially Owned by Each Reporting Person With:

7.    Sole Voting Power
           13,387,772*

8.    Shared Voting Power
                     0

9.    Sole Dispositive Power
           13,387,772*

10.   Shared Dispositive Power
                     0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
           13,387,772*

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
           [ ]

13.   Percent of Class Represented by Amount in Row (11)
           16.6%

14.   Type of Reporting Person
           HC

      *    Beneficial ownership disclaimed.  See Item 5 below.









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ITEM 1.    SECURITY AND ISSUER.

Name of Issuer and Address of Principal Executive Offices:

           Northern States Power Company ("NSP")
           414 Nicollet Mall
           Minneapolis, MN  55401

Security to Which This Statement Relates:

           Common Stock, $2.50 Par Value Per Share

ITEM 2.    IDENTITY AND BACKGROUND.

(a)-(c) and (f). This Schedule 13D is filed on behalf of Wisconsin Energy Corporation, a Wisconsin corporation ("WEC"). WEC is a public utility holding company whose principal subsidiaries are Wisconsin Electric Power Company ("WEPCO") and Wisconsin Natural Gas Company ("WNG"). WEC also has certain non-utility subsidiaries. The principal business and office address of WEC is 231 West Michigan Street, Milwaukee, Wisconsin 53203.

Pursuant to General Instruction C of Schedule 13D, the names, business addresses, principal occupations and citizenship of the executive officers and directors of WEC are set forth in Annex A hereto and are incorporated herein by reference.

(d) and (e). During the last five years, WEC and, to the knowledge of WEC, WEC's executive officers and directors have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Concurrently with entering into the Merger Agreement (defined in Item 4 below), WEC was granted the Option (defined in Item 4 below). None of the triggering events permitting exercise of the Option have occurred as of the date of this Schedule 13D. In the event that the Option becomes exercisable and WEC wishes to purchase for cash the NSP Common Stock subject thereto, WEC will fund the exercise price from working capital or through other sources, which could include borrowings.













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ITEM 4.    PURPOSE OF THE TRANSACTION.

WEC, NSP, Northern Power Wisconsin Corp., a Wisconsin corporation and wholly-owned subsidiary of NSP ("New NSP") and WEC Sub Corp., a Wisconsin corporation and wholly-owned subsidiary of WEC ("WEC Sub"), have entered into an Agreement and Plan of Merger, dated as of April 28, 1995 (the "Merger Agreement"), which provides for a strategic business combination involving NSP and WEC in a "merger-of-equals" transaction (the "Transaction"). The Transaction, which was unanimously approved by the Boards of Directors of the constituent companies, is expected to close shortly after all of the conditions to the consummation of the Transaction, including obtaining applicable regulatory approvals, are met or waived. The regulatory approval process is expected to take approximately 12 to 18 months.

In the Transaction, the holding company of the combined enterprise will be registered under the Public Utility Holding Company Act of 1935, as amended. The holding company will be named Primergy Corporation ("Primergy") and will be the parent company of both New NSP (which, for regulatory reasons, will reincorporate in Wisconsin) and WEC's present principal utility subsidiary, WEPCO, which will be renamed "Wisconsin Energy Company." Wisconsin Energy Company will include the operations of WEC's other present utility subsidiary, WNG, which is anticipated to be merged into WEPCO by year-end 1995, pending regulatory approval, as previously planned. It is anticipated that, following the Transaction, NSP's Wisconsin utility subsidiary, Northern States Power Company, a Wisconsin corporation, will be merged into Wisconsin Energy Company.

The Merger Agreement is incorporated herein by reference to Exhibit (2)-1 to WEC's Current Report on Form 8-K dated April 28, 1995 (the "April 28, 1995 Form 8-K"), as filed with the Securities and Exchange Commission (the "SEC") on May 3, 1995. The description of the Merger Agreement set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Merger Agreement.

Under the terms of the Merger Agreement, NSP will be merged with and into New NSP and immediately thereafter WEC Sub will be merged with and into New NSP, with New NSP being the surviving corporation. Each outstanding share of Common Stock, par value $2.50 per share, of NSP will be cancelled and converted into the right to receive 1.626 shares of Common Stock, par value $.01 per share, of Primergy ("Primergy Common Stock"). The outstanding shares of WEC Common Stock, par value $.01 per share, will remain outstanding, unchanged, as shares of Primergy Common Stock. As of the date of the Merger Agreement, NSP had 67.3 million common shares outstanding and WEC had
109.4 million common shares outstanding. Based on such capitalization, the Transaction would result in the common shareholders of NSP receiving 50% of the common equity of Primergy and the common shareholders of WEC owning the other 50% of the common equity of Primergy. Each outstanding share of Cumulative Preferred Stock, par value $100.00 per share, of NSP will be cancelled and converted into the right to receive one share of Cumulative Preferred Stock, par value $100.00 per share, of New NSP with identical rights (including dividend rights) and designations. WEPCO's outstanding preferred stock will be unchanged in the Transaction.







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It is anticipated that Primergy will adopt NSP's dividend payment level adjusted for the exchange ratio. NSP currently pays $2.64 per share annually, and WEC's annual dividend rate is currently $1.47 per share. Based on the exchange ratio and NSP's current dividend rate, the pro forma dividend rate for Primergy would be $1.62 per share.

The Transaction is subject to customary closing conditions, including, without limitation, the receipt of required shareholder approvals of WEC and NSP; and the receipt of all necessary governmental approvals and the making of all necessary governmental filings, including approvals of state utility regulators in Wisconsin, Minnesota and certain other states, the approval of the Federal Energy Regulatory Commission, the SEC and the Nuclear Regulatory Commission, and the filing of the requisite notification with the Federal Trade Commission and the Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the expiration of the applicable waiting period thereunder. The Transaction is also subject to receipt of assurances from the Internal Revenue Service and opinions of counsel that the Transaction will qualify as a tax-free reorganization, and the assurances from the parties' independent accountants that the Transaction will qualify as a pooling of interests for accounting purposes. In addition, the Transaction is conditioned upon the effectiveness of a registration statement to be filed by WEC with the SEC with respect to shares of the Primergy Common Stock to be issued in the Transaction and the approval for listing of such shares on the New York Stock Exchange. (See Article VIII of the Merger Agreement.) Shareholder meetings to vote upon the Transaction will be convened as soon as practicable and are expected to be held in the third or fourth quarter of 1995.

The Merger Agreement contains certain covenants of the parties regarding the conduct of business pending the consummation of the Transaction. Generally, the parties must carry on their businesses in the ordinary course consistent with past practice, may not increase dividends on common stock beyond specified levels, and may not issue any capital stock beyond certain limits. The Merger Agreement also contains restrictions on, among other things, charter and bylaw amendments, capital expenditures, acquisitions, dispositions, incurrence of indebtedness, certain increases in employee compensation and benefits, and affiliate transactions. (See Article VI of the Merger Agreement.) As provided for in the Merger Agreement, WEC and NSP will agree to the terms contained in the Articles of Incorporation and Bylaws of Primergy.

The Merger Agreement provides that, after the effectiveness of the Transaction (the "Effective Time"), the corporate headquarters and principal executive offices of Primergy and NSP will be located in Minneapolis, Minnesota, and the headquarters of Wisconsin Energy Company will remain in Milwaukee, Wisconsin. Primergy's Board of Directors, which will be divided into three classes, will consist of a total of 12 directors, 6 of whom will be designated by WEC and 6 of whom will be designated by NSP. Mr. James J. Howard, the current Chairman of the Board, President and Chief Executive Officer ("CEO") of NSP, will serve as CEO of Primergy from the Effective Time until the later of 16 months after the Effective Time or the date of the annual meeting of shareholders of Primergy that occurs in 1998 and Chairman of Primergy until the later of July 1, 2000 or two years after he ceases to be CEO. Mr. Abdoo, the current Chairman of the Board, President and CEO of WEC, will serve as Vice Chairman of the Board, President and Chief Operating Officer of Primergy until the date when Mr. Howard ceases to be CEO, at which time he will assume the additional role of CEO. Mr. Abdoo will assume the position of Chairman when Mr. Howard ceases to be Chairman.


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The Merger Agreement may be terminated under certain circumstances, including
(1) by mutual consent of the parties; (2) by any party if the Transaction is not consummated by April 30, 1997 (provided, however, that such termination date shall be extended to October 31, 1997 if all conditions to closing the Transaction, other than the receipt of certain consents and/or statutory approvals by any of the parties, have been satisfied by April 30, 1997); (3) by any party if either NSP's or WEC's shareholders vote against the Transaction or if any state or federal law or court order prohibits the Transaction; (4) by a non-breaching party if there exist breaches of any representations or warranties contained in the Merger Agreement as of the date thereof, which breaches, individually or in the aggregate, would result in a material adverse effect on the breaching party and which is not cured within twenty (20) days after notice; (5) by a non-breaching party if there occur breaches of specified covenants or material breaches of any covenant or agreement which are not cured within twenty (20) days after notice; (6) by either party if the Board of Directors of the other party shall withdraw or adversely modify its recommendation of the Transaction or shall approve any competing transaction; or (7) by either party, under certain circumstances, as a result of a third-party tender offer or business combination proposal which such party, pursuant to its directors' fiduciary duties, is, in the opinion of such party's counsel and after the other party has first been given an opportunity to make concessions and adjustments in the terms of the Merger Agreement, required to accept.

The Merger Agreement provides that if a breach described in clause (4) or (5) of the previous paragraph occurs, then, if such breach is not willful, the non-breaching party is entitled to reimbursement of its out-of-pocket expenses, not to exceed $10 million. In the event of a willful breach, the non-breaching party will be entitled to its out-of-pocket expenses (which shall not be limited to $10 million) and any remedies it may have at law or in equity, provided that if, at the time of the breaching party's willful breach, there shall have been a third party tender offer or business combination proposal which shall not have been rejected by the breaching party and withdrawn by the third party, and within two and one-half years of any termination by the non-breaching party, the breaching party accepts an offer to consummate or consummates a business combination with such third party, then such breaching party, upon the signing of a definitive agreement relating to such a business combination, or, if no such agreement is signed then at the closing of such business combination, will pay to the non-breaching party an additional fee equal to $75 million. The Merger Agreement also requires payment of a termination fee of $75 million (and reimbursement of out-of-pocket expenses) by one party (the "Payor") to the other in certain circumstances, if (i) the Merger Agreement is terminated (x) as a result of the acceptance by the Payor of a third-party tender offer or business combination proposal, (y) following a failure of the shareholders of the Payor to grant their approval to the Transaction or (z) as a result of the Payor's material failure to convene a shareholder meeting, distribute proxy materials and, subject to its board of directors' fiduciary duties, recommend the Transaction to its shareholders; (ii) at the time of such termination or prior to the meeting of such party's shareholders there shall have been a third-party tender offer or business combination proposal which shall not have been rejected by the Payor and withdrawn by such third party; and (iii) within two and one-half years of any such termination described in clause (i) above, the Payor accepts an offer to consummate or consummates a business combination with such third party. Such termination fee and out-of-pocket expenses referred to in the previous sentence shall be paid upon the signing of a definitive agreement between the Payor and the third party, or, if no such agreement is signed, then at the closing of such third-party business


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combination.  The termination fees payable by NSP or WEC under these provisions and the aggregate amount which could be payable by NSP or WEC upon a required purchase of the options granted pursuant to the Stock Option Agreements (as defined below) may not exceed $125 million in the aggregate. (See Article IX of the Merger Agreement.)

Concurrently with entering into the Merger Agreement, WEC and NSP entered into reciprocal stock option agreements each granting the other an irrevocable option to purchase under certain circumstances up to that number of shares of common stock of the other company which equals 19.9% of the number of shares of common stock of the other company outstanding on April 28, 1995 (the "Stock Option Agreements"). Specifically, under the NSP Stock Option Agreement, NSP granted WEC an irrevocable option to purchase (the "Option") up to 13,387,772 shares (subject to adjustment for changes in capitalization) of NSP Common Stock at an exercise price of $44.075 per share under certain circumstances if the Merger Agreement becomes terminable by WEC as a result of NSP's breach or as a result of NSP becoming the subject of a third-party proposal for a business combination. The exercise price is payable, at WEC's election, in cash or shares of WEC Common Stock. If the Option becomes exercisable, WEC may request NSP to repurchase from WEC all or any portion of the Option (or if the Option is exercised, to repurchase from WEC all or any portion of the acquired shares of NSP Common Stock) at the price specified in the NSP Stock Option Agreement.

Each party to the Stock Option Agreements has agreed to vote, prior to April 28, 2000, any shares of the capital stock of the other party acquired pursuant to the Stock Option Agreements or otherwise beneficially owned by such party on each matter submitted to a vote of shareholders of such other party for and against such matter in the same proportion as the vote of all other shareholders of such other party are voted for and against such matter.

The Stock Option Agreements provide that, prior to April 28, 2000, neither party may sell, assign, pledge or otherwise dispose of or transfer the shares it acquires pursuant to the Stock Option Agreements (collectively, the "Restricted Shares") except as specifically provided for in the Stock Option Agreements. In addition to the repurchase rights mentioned above, subsequent to the termination of the Merger Agreement, the parties have the right to have such shares of the other party registered under the Securities Act of 1933 for sale in a public offering, unless the issuer of the shares elects to repurchase them at their then market value. The Stock Option Agreements also provide that, following the termination of the Merger Agreement, either party may sell any Restricted Shares pursuant to a tender or exchange offer approved or recommended, or otherwise determined to be fair and in the best interests of such other party's shareholders, by a majority of the Board of Directors of such other party.

The Stock Option Agreements are incorporated herein by reference to Exhibits
(2)-2 and (2)-3 of WEC's April 28, 1995 Form 8-K. The description of the Stock Option Agreements set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Stock Option Agreements.

Pursuant to a Letter Agreement dated January 17, 1995 between NSP and WEC, as amended by a Letter Agreement dated April 26, 1995 (together, the "Confidentiality Agreement"), for a period commencing on January 17, 1995 and ending two years from the date of termination of the Merger Agreement, the parties have agreed (other than as contemplated in the Merger Agreement or Stock Option Agreements), not to (i) acquire any material portion of the other



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party's assets or businesses or in excess of 1% of any class of securities issued by the other party; (ii) seek or propose a business combination with the other party or any of its subsidiaries; (iii) seek or propose to influence or control the management or policies of the other party; or (iv) enter into or propose any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing. The Confidentiality Agreement is filed as Exhibits (2)-8 and (2)-9 to this Schedule and are incorporated herein by reference. The description of the Confidentiality Agreement set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Confidentiality Agreement.

Both NSP and WEC recognize that the divestiture of their existing gas operations and certain non-utility operations is a possibility under the new registered holding company structure, but will seek approval from the SEC to maintain such businesses. If divestiture is ultimately required, the SEC has historically allowed companies sufficient time to accomplish divestitures in a manner that protects shareholder value.

Except pursuant to the terms of the Stock Option Agreements, the Merger Agreement and the Confidentiality Agreement, WEC has no plans or proposals which would result in the acquisition or disposition of NSP Common Stock or any other action enumerated in Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b). Pursuant to the NSP Stock Option Agreement, WEC has the right to acquire 13,387,772 shares (subject to adjustment for changes in capitalization) of NSP Common Stock, representing 16.6% of the outstanding shares of such Common Stock on April 28, 1995, as computed in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934. If the Option is exercised and WEC purchases the NSP Common Stock, shares of NSP Common Stock acquired upon exercise will be acquired by WEC with sole voting and dispositive power, subject to the limitations contained in the NSP Stock Option Agreement. Because the Option is not presently exercisable, and since if it were to become exercisable acquisition of NSP Common Stock thereunder would be subject to regulatory approval, WEC disclaims beneficial ownership of the shares of NSP Common Stock subject to the Option.

(c). Except for the execution and delivery of the NSP Stock Option Agreement on April 28, 1995, there have been no transactions by WEC with respect to NSP Common Stock during the sixty days preceding the date of this Schedule 13D.

(d).  None.

(e).  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Merger Agreement, the Stock Option Agreements and the Confidentiality Agreement (see descriptions of each in Items 3 and 4 above), which are included or incorporated by reference in this Schedule 13D, and agreements referred to or contained therein, there are no contracts, arrangements, understandings or relationships between WEC and any other person, or, to the knowledge of WEC, among any of WEC's executive officers and directors or between any of WEC's executive officers and directors and any other person, with respect to any securities of NSP.



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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


WEC (Commission File No. 1-9057) hereby incorporates into this Schedule the following exhibits by reference to the filing set forth below:

  (2)-1 Agreement and Plan of Merger, dated as of April 28, 1995, by and among Northern States Power Company, Wisconsin Energy Corporation, Northern Power Wisconsin Corp. and WEC Sub Corp. (Exhibit (2)-1 to WEC's April 28, 1995 Form 8-K.)

      2 WEC Stock Option Agreement, dated as of April 28, 1995, by and among Northern States Power Company and Wisconsin Energy Corporation. (Exhibit (2)-2 to WEC's April 28, 1995 Form 8-K.)

      3 NSP Stock Option Agreement, dated as of April 28, 1995, by and among Wisconsin Energy Corporation and Northern States Power Company. (Exhibit (2)-3 to WEC's April 28, 1995 Form 8-K.)

      4 Committees of the Board of Directors of Primergy Corporation. (Exhibit (2)-4 to WEC's April 28, 1995 Form 8-K.)

      5 Form of Employment Agreement of James J. Howard. (Exhibit (2)-5 to WEC's April 28, 1995 Form 8-K.)

      6 Form of Employment Agreement of Richard A. Abdoo. (Exhibit (2)-6 to WEC's April 28, 1995 Form 8-K.)

      7 Form of Amended and Restated Articles of Incorporation of Northern Power Wisconsin Corp. (Exhibit (2)-7 to WEC's April 28, 1995
         Form 8-K.)

 (99)-1 Press Release, dated May 1, 1995, of Wisconsin Energy Corporation. (Exhibit (99)-1 to WEC's April 28, 1995 Form 8-K.)


The following exhibits are filed herewith:

  (2)-8 Letter Agreement, dated January 17, 1995, between Northern States Power Company and Wisconsin Energy Corporation.

      9 Letter Agreement, dated April 26, 1995, between Northern States Power Company and Wisconsin Energy Corporation amending Letter Agreement dated January 17, 1995.















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                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date:  May 4, 1995.              WISCONSIN ENERGY CORPORATION



                                       By: /s/  J. G. Remmel
                                          -------------------------------
                                          J. G. Remmel
                                          Vice President, Treasurer and
                                          Chief Financial Officer

                                                            Annex A

INFORMATION RELATING TO
EXECUTIVE OFFICERS AND DIRECTORS
OF WISCONSIN ENERGY CORPORATION


      The following is a list of the executive officers and directors of Wisconsin Energy Corporation as of the date of this Schedule 13D. To the knowledge of Wisconsin Energy Corporation, all of the following executive officers and directors are citizens of the United States. The business address for each of the executive officers is 231 West Michigan Street, Milwaukee, Wisconsin 53203.

 Executive Officers:
 ------------------
 Name                                   WEC Office
 ----                                   ----------

 Richard A. Abdoo                       Chairman of the Board, President
                                        and Chief Executive Officer

 John W. Boston                         Vice Chairman

 Francis Brzezinski                     Vice President

 Richard R. Grigg, Jr.                  Vice President

 Jerry G. Remmel                        Vice President, Treasurer and
                                        Chief Financial Officer

 John H. Goetsch                        Vice President and Secretary

 Richard R. Piltz                       Controller

 Ann Marie Brady                        Assistant Secretary

 Gordon A. Willis                       Assistant Treasurer

Directors:
- ---------

Name and Occupation:                   Business Address
- -------------------                    ----------------

Richard A. Abdoo                       Wisconsin Energy Corporation
Chairman of the Board,                 231 W. Michigan St.
President and Chief                    Milwaukee, WI 53203
Executive Officer, Wisconsin
Energy Corporation

John F. Ahearne                        Sigma Xi, The Scientific Research
Executive Director, Sigma Xi,          Society
The Scientific Research                99 Alexander Drive
Society and Adjunct Scholar,           Research Triangle Park, NC  27709
Resources for the Future

John F. Bergstrom                      Bergstrom Corporation
President and Chief                    150 N. Green Bay Road
Executive Officer,                     Neenah, WI 54957
Bergstrom Corporation

Directors:
- ---------

Name and Occupation:                   Business Address
- -------------------                    ----------------
John W. Boston                         Wisconsin Energy Corporation
Vice Chairman, Wisconsin               231 W. Michigan St.
Energy Corporation                     Milwaukee, WI 53203

Robert A. Cornog                       Snap-on Incorporated
Chairman of the Board,                 10801 Corporate Drive
President and Chief                    Kenosha, WI 53141
Executive Officer,
Snap-on Incorporated

Geneva B. Johnson                      16745 Mary Cliff Court (1)
Corporate Director                     Brookfield, WI 53005

John L. Murray                         Universal Foods Corporation
Corporate Director                     433 East Michigan Street
                                       Milwaukee, WI 53202

Morris W. Reid                         440 Main Street
Corporate Director; Vice               Office 3A
Chairman of the Board,                 Racine, WI 53403
Versa Technologies, Inc.

Frederick P. Stratton, Jr.             Briggs & Stratton Corporation
Chairman and Chief Executive           12301 W. Wirth St.
Officer, Briggs & Stratton Corporation Milwaukee, WI 53201

John G. Udell                          University of Wisconsin
Irwin Maier Professor of               975 University Avenue
Business, University of                Suite 5252
Wisconsin-Madison and                  Madison, WI 53706
Co-Director of The
Enterprise Center,
University of Wisconsin-
Madison

- -------------------------
   (1) Address of Residence

                      WISCONSIN ENERGY CORPORATION

                              SCHEDULE 13D

                              EXHIBIT INDEX
                     ______________________________



 (2)-1 Agreement and Plan of Merger, dated as of April 28, 1995, by and among Northern States Power Company, Wisconsin Energy Corporation, Northern Power Wisconsin Corp. and WEC Sub Corp. (Incorporated by reference to Exhibit (2)-1 to WEC's April 28, 1995 Form 8-K.)

     2 WEC Stock Option Agreement, dated as of April 28, 1995, by and among Northern States Power Company and Wisconsin Energy Corporation. (Incorporated by reference to Exhibit (2)-2 to WEC's April 28, 1995 Form 8-K.)

     3 NSP Stock Option Agreement, dated as of April 28, 1995, by and among Wisconsin Energy Corporation and Northern States Power Company. (Incorporated by reference to Exhibit (2)-3 to WEC's April 28, 1995 Form 8-K.)

     4 Committees of the Board of Directors of Primergy Corporation. (Incorporated by reference to Exhibit (2)-4 to WEC's April 28, 1995 Form 8-K.)

     5 Form of Employment Agreement of James J. Howard. (Incorporated by reference to Exhibit (2)-5 to WEC's April 28, 1995 Form 8-K.)


     6 Form of Employment Agreement of Richard A. Abdoo. (Incorporated by reference to Exhibit (2)-6 to WEC's April 28, 1995 Form 8-K.)

     7 Form of Amended and Restated Articles of Incorporation of Northern Power Wisconsin Corp. (Incorporated by reference to Exhibit (2)-7 to WEC's April 28, 1995 Form 8-K.)

     8 Letter Agreement, dated January 17, 1995, between Northern States Power Company and Wisconsin Energy Corporation. (Filed herewith.)

     9 Letter Agreement, dated April 26, 1995, between Northern States Power Company and Wisconsin Energy Corporation amending Letter Agreement dated January 17, 1995. (Filed herewith.)


 (99)-1 Press Release, dated May 1, 1995, of Wisconsin Energy Corporation. (Incorporated by reference to Exhibit (99)-1 to WEC's April 28, 1995 Form 8-K.)